Via Facsimile and U.S. Mail
Mail Stop 6010

March 11, 2008

Dr. Helmut Perlet
Chief Financial Officer
Allianz SE
Koniginstrasse 28
80802 Munich, Germany

Re: Allianz SE
Form 20-F for the Fiscal Year Ended December 31, 2005
Filed April 6, 2006
File Number: 001-15154

Dear Dr. Perlet:

        We have completed our review of your Form 20-F and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief